Exhibit 99.2

QUARTERLY REPORT 1

For the 3-month period

ended March 31, 2006

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2006 and 2005 and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 3, 2006, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ mate-rially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes, variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

tsx: CAS

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production and conversion of packaging products, tissue papers and fine specialty papers mainly manufactured from recycled fibres. Cascades conducts its business principally through three operating segments: Packaging, Tissue Papers and Fine Papers.

Sales per segment (net of eliminations and excluding discontinued operations)

OIBD per segment (excluding specific items and discontinued operations)

Long-term objective

Maximize our return on assets

(1) LTM Return on assets is defined as: LTM OIBD excluding specific items / Annual average total assets. For Q1 2006, it is defined as: LTM OIBD excluding specific items / 2005 year-end total assets. It includes discontinued operations.

(2)Including discontinued operations.

Financial results within sustainable development

Strategy

• Focus on packaging and tissue

• Optimize use of recycled fiber

• Increase converting integration rate

• Promote the entrepreneurial culture

Action plan

Linked to our strategy, our action plan focuses on improving our profitability as well as optimizing our portfolio of assets.

In 2006, we have taken the following steps in order to deliver our action plan:

2006 action plan progress

2006 developments

2006 developments

To monitor our action plan, we use some key performance indicators, including the following:

	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1
Operational
Manufacturing shipments (in ‘000 of s.t.)
Packaging
Boxboard	216	213	219	209	857	213	223	224	229	889	240
Containerboard	179	181	186	172	718	179	184	178	174	715	180
Specialty products	47	48	52	48	195	47	51	51	49	198	48
	442	442	457	429	1,770	439	458	453	452	1,802	468
Tissue papers	96	104	102	97	399	99	104	111	111	425	104
Fine papers	65	78	79	67	289	68	68	68	63	267	50
Total	603	624	638	593	2,458	606	630	632	626	2,494	622
Integration rate - %
Packaging
Boxboard (North American)	44%	44%	44%	44%	44%	41%	40%	40%	38%	40%	38%
Containerboard (North American)	64%	65%	66%	64%	65%	59%	63%	59%	62%	61%	60%
Specialty products	19%	19%	19%	21%	19%	19%	18%	18%	16%	18%	19%
Tissue papers	61%	60%	65%	69%	64%	66%	64%	60%	61%	63%	60%
	46%	45%	47%	47%	46%	45%	46%	43%	44%	44%	46%
Capacity utilization rate(1) - %
Packaging
Boxboard
Containerboard	90%	89%	91%	87%	89%	88%	92%	93%	95%	92%	99%
Specialty products	89%	90%	92%	86%	89%	95%	97%	94%	92%	94%	95%
Tissue papers	90%	91%	99%	91%	93%	90%	97%	97%	93%	94%	91%
Fine papers	90%	93%	91%	89%	91%	96%	98%	94%	99%	97%	98%
Total	76%	91%	93%	79%	85%	80%	80%	80%	74%	78%	84%
	88%	90%	92%	86%	89%	90%	93%	92%	92%	92%	96%
Energy consumption - GJ/ton	N/A	N/A	N/A	N/A	11.18	11.76	9.81	9.02	12.54	10.85	11.04
Work accidents - OSHA frequency rate	N/A	N/A	N/A	N/A	10.6	10.7	9.5	10.0	9.5	9.5	7.9
Financial
Return on assets (%)(2)
Packaging
Boxboard	6%	6%	7%	7%	7%	7%	6%	6%	6%	6%	6%
Containerboard	10%	10%	11%	12%	12%	12%	13%	11%	9%	9%	9%
Specialty products	9%	10%	10%	10%	10%	11%	11%	10%	10%	10%	11%
Tissue papers	13%	13%	14%	14%	14%	14%	16%	17%	19%	19%	21%
Fine papers	-2%	-2%	-2%	-1%	-1%	-1%	-1%	-1%	-3%	-3%	-3%
Consolidated return on assets (%)	7.6%	7.6%	8.2%	8.5%	8.5%	8.7%	8.9%	8.4%	8.5%	8.5%	8.7%

Working capital (%)(3)
In millions of	$578	594	602	577	577	655	659	634	594	594	570
% of sales	16.9%	17.0%	16.7%	15.6%	15.6%	17.3%	17.2%	16.5%	15.4%	15.4%	17.1%

(1) Defined as: Shipments/Practical capacity. Paper manufacturing only.

(2) Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/Annual average total assets. For Q1 2006, it is defined as: LTM OIBD excluding specific items/2005 year-end total assets. It includes discontinued operations. See the supplemental information on non-GAAP measures.

(3) Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $41 million as at March 31, 2006 and $55 million as at December 31, 2005. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales	Costs

•        Selling prices

•        Demand for packaging and tissue

•        Foreign exchange rates, mainly CAN$/US$

•        Product mix

•        Population growth

•        Industrial production

•        Demand for durable and non-durable goods

•        Product substitution

•        Product innovation

•        Demand for environmentally friendly, recycled products

•        Fiber (recycled, virgin and woodchips) prices,
availability and production recipes

•        Foreign exchange rates (mainly CAN$/US$)

•        Energy prices

•        Labour

•        Freight

•        Chemical prices

•        Capacity utilization rates and production downtime

•        Government policies

Economic data and pricing

Cascades’ results are, amongst others, sensitive to exchange rates, mostly CAN$/US$, and energy prices. Therefore, the following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, and the U.S. dollar against the Euro, as well as the prices for Henry Hub natural gas (US$/mmBtu) and WTI crude oil (US$/barrel). The influence of these factors on Cascades’ financial results is highlighted in the sensitivity table presented in the 2005 Annual Report. However, this table does not take into account our natural gas hedging program. Consequently, our natural gas hedge portfolio (also presented in the 2005 Annual Report) should be considered.

	2004					2005					2006
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1
Foreign exchange rates-average
CAN$/US$	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.201	1.173	1.211	1.155
US$/CAN$	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826	0.866
US$/EURO	1.243	1.212	1.221	1.321	1.249	1.308	1.243	1.217	1.188	1.239	1.207
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	5.69	6.00	5.79	6.95	6.11	6.27	6.73	8.49	12.97	8.62	8.98
Crude oil WTI (US$/barrel)	34.99	38.1	45.19	46.26	40.69	51.78	52.73	65.25	61.11	55.82	65.32

Source: Bloomberg

Industry review

In general, in the North American and European paper and packaging industry, market conditions improved in Q1 2006. Demand was better or stable for most paper grades. Following massive restructuring initiatives and closures that took place in the second half of 2005 (mostly in North America), capacity utilization rates and prices increased in the majority of our markets.

However, although energy prices retreated during the first quarter, the long-term trend is still upward. Besides, further capacity increases were announced in Asia in Q1 2006. China, which is an important export market for packaging products, has been increasing its capacity in the past few years. As a result, export conditions are difficult for North American producers but even more for European and other Asian producers. This situation is expected to continue in the coming years.

Recycled paper, virgin pulp and woodchips

Recycled paper, virgin pulp and woodchips represent the main cost of our manufacturing operations. They accounted for 65%, 11% and 24% respectively of our total purchased volumes in 2005.

Overall, in the recycled fiber market, the recent North American paper and packaging industry closures continued to remove pressure on the demand for recovered paper. However, the effect of closures was offset by some inventory rebuilding and by the growing Asian demand, with approximately 50% of U.S. exports of recycled paper going to China in Q1 2006. As a result, U.S. dollar prices slightly increased for most of the grades, including old corrugated containers (OCC), old newspapers (ONP), and sorted office papers (SOP), but remain relatively lower compared to last year’s corresponding period.

With regard to the virgin pulp market, driven by the high cost for raw materials and the appreciation of the Canadian dollar, North American pulp producers closed three more mills in the first quarter of 2006, representing roughly 4% of North American capacity, and announced further withdrawals of capacity by year-end. In contrast, on the demand side, shipments were strong to Asia and Europe, and more than offset the lower shipments in North America. Overall, with the lower supply and an improving demand, US$ prices increased in Q1 2006 and reached their highest level in five years in April.

Concerning the woodchip situation in Eastern Canada, prices have risen steadily since 2003 and they are now the highest in the world (source: CIBC World Markets). This increase is mostly due to the imbalance between chips production and demand, as well as the rising costs of sawmills, which are related to the lumber duties imposed by the U.S. and growing stumpage fees (source: CIBC World Markets). In addition, with the recent reduction of 20% imposed by the Government of Québec (Canada) on the allowable provincial harvest of softwood timber, the business environment in the woodchip industry remains challenging. At this time, the incidence of the softwood lumber deal on the woodchip industry is unknown.

Packaging

In packaging, we operate in three different sectors: Boxboard, Containerboard (through our joint venture, Norampac), and Specialty products (mostly protective packaging products). Each sector is facing its own structural issues.

Boxboard

Our coated boxboard manufacturing operations are located in Europe and in North America. North America accounts for approximately 70% of our sales in the sector. In Europe, we manufacture virgin as well as recycled coated boxboard. In North America, we manufacture mainly recycled coated boxboard. We also have converting operations in North America, divided into two businesses: General folding cartons and Quick-service-restaurants (QSR).

In Europe, in the coated recycled sector, due to slightly better demand, price increases gained partial market acceptance in Q1 2006. Market conditions also improved given the closure of one recycled coated board mill in the previous quarter. However, this sector remains challenging and exports are under pressure amid growing Asian capacity and a strong Euro.

In the European virgin boxboard market, business conditions remained relatively healthy in Q1 2006. With good demand from end-use markets, notably cosmetics and tobacco, Euro denominated prices were mostly stable.

In North America, production of coated recycled boxboard market stayed flat in the first two months of the year compared to the same period of last year but industry operating rate increased from 89% to 94% following the closures in 2005 of 5% of North American capacity (source: RISI). Nonetheless, this sector is still facing challenging conditions and roughly 25% of North American capacity is identified as assets held for sale.

On the converting side, the general folding carton business conditions slightly improved due to very strong performance in industrial production of processed foods. Furthermore, folding carton prices rose as the manufacturing coated recycled boxboard price increase of November 2005 was passed to end-customers. As for the QSR business, demand remains healthy.

Containerboard

With the exception of one mill, Norampac’s containerboard operations are located in North America.

In the North American containerboard market, during the first quarter of 2006, production grew 2% and the industry operatin-g rate was 97%, up from 93% in the first quarter of 2005. Capacity rationalization has improved operating rates and kept inventories lower. At the end of the month, inventories were 7.6% below the level at the end of March 2005.

In this context, transaction prices increased US$40/ton (9%) in Q1 2006 and another US$50/ton (11%) in April. In total, the price of linerboard has moved up US$120/ton since September 2005. Following these manufacturing price increases, corrugated box prices have also improved but part of the pass through is yet to be implemented.

Specialty products

The Specialty Products Group includes 22 operating units located in North America and four in Europe. This Group is active mostly in protective packaging and is divided into seven subgroups, namely: paper mill packaging, deinked pulp, plastic products, specialty paper & board, honeycomb products, moulded pulp products and waste paper recovery.

In the first quarter of 2006, the deinked pulp market remained healthy given stronger demand for recycled products and relatively stable recovered paper prices. In the plastic products business, competition intensified and resin costs continued
to be volatile. In the honeycomb products sector, business conditions were relatively good and prices improved. Finally, in the specialty paper & board market, US$ prices of kraft paper grades increased in Q1 2006.

Tissue

Our tissue operations are located in North America, and are divided into two businesses: retail and away-from-home (AFH). In the retail sector, we operate in two markets: private label and national brand. Also, we either convert products ourselves or sell parent rolls to integrated or non-integrated companies.

In North America, demand remained healthy in the first quarter. Two capacity closures were announced and two capacity expansion projects were postponed (one indefinitely).

As a result of growing demand and cost pressures, price increases were announced in Q1 2006 in both the U.S. and Canadian retail sector, and will be totally implemented in the following quarters.

Fine papers

In the first quarter, due to the market conditions, the Fine Papers Group continued its restructuring initiatives by closing its coated free sheet mill, located in Thunder Bay, Ontario. The Group also concluded the closing of the sale of its distribution assets. Consequently, the Fine Papers Group is now composed of one uncoated specialty and environmentally-friendly paper mill, one converting plant and one de-inked pulp mill.

In North America, the supply contraction continued in the first quarter as a further 3% of the North American capacity was removed, following a reduction of approximately 6% in 2005 (source: RISI). Demand strengthened as customers began to rebuild inventories. With this tightening of supply and demand, producers implemented US$ price increases in March and April.

Industry pricing

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices. The influence of some of these prices on the Company’s financial results is highlighted in the sensitivity table presented in the 2005 Annual Report.

(1) Cascades North American selling prices index represents an approximation of Cascades’ selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator trends as it might be different from our actual selling prices and our product mix.

(2) Cascades North American raw materials index represents the average weighted cost paid for some of our raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator trends and it might be different than our actual purchasing costs and our purchase mix.

(3) Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(4) Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(5) Cascades North American recycled fiber index represents the average weighted cost paid for recycled papers in North America.

These indexes should only be used as indicator trends and they be different than our actual selling prices or purchasing costs.

	2004					2005					2006
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1
Selling prices
Cascades North American US$index (index 2002 = 1,000)(1)	977	1,051	1,106	1,144	1,070	1,155	1,152	1,126	1,157	1,147	1,203
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard-20pt. Clay coated news (list)	648	685	695	715	686	715	715	715	735	720	745
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	681	682	680	675	679	660	655	646	639	650	659
Virgin coated duplex boxboard (GC2) index(3)	1,001	1,007	1,005	997	1,003	1,013	1,015	1,014	1,015	1,014	1,012
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (list)	412	462	500	500	468	500	490	448	475	478	515
Corrugated medium 26-lb. semichemical, East U.S. (list)	367	425	465	470	432	470	453	418	445	447	485
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard-20pt. Bending chip (list)	515	555	567	590	557	590	590	605	617	600	625
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	467	518	550	547	520	568	587	583	584	580	585
Unbleached kraft paper, Grocery bag 30-lb.	625	682	730	760	699	760	760	760	780	765	803
Tissue papers
Cascades Tissue papers (index 1999 = 1,000)(4)	1,132	1,120	1,227	1,285	1,192	1,287	1,339	1,362	1,346	1,335	1,377
Fine papers (US$/ ton)
Uncoated white 50-lb. offset, rolls	587	652	715	750	676	733	753	713	703	726	765
Coated publication No. 3 grade, 60-lb. rolls	768	765	827	870	807	870	920	913	903	902	900
Raw materials
Cascades North American US$index (index 2002 = 300)(5)	352	371	385	372	370	383	370	361	346	365	338
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC)	77	91	82	78	82	88	90	83	68	82	60
Special news, de-inked quality, no. 6 (ONP)	54	58	58	60	57	60	63	53	51	57	43
Sorted office papers, no. 37 (SOP)	108	118	138	125	122	116	93	89	89	97	93
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	44	49	45	46	46	42	46	41	42	43	40
Virgin Pulp (US$/metric ton)
Bleached softwood kraft Northern, East U.S.	600	660	670	630	640	670	653	625	638	647	653
Bleached hardwood kraft Northern mixed, East U.S.	518	567	563	532	545	588	623	610	617	610	618
Woodchips, Conifer eastern canada (US$/odmt)(7)	119	115	120	128	121	131	135	139	142	136	N/A

Source: Pulp&Paper Week, PPI, CIBC World Markets and Cascades.

(1) Cascades North American selling prices index represents an approximation of Cascades’ selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as an indicator of a trend as it might be different from our actual selling prices and our product mix.

(2) Cascades recycled white-lined chipboard selling prices index represents an appro-ximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3) Cascades virgin coated duplex boxboard selling prices index represents an appro-ximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4) Cascades Tissue paper selling prices index represents a mix of primary and converted products.

(5) Cascades North American raw materials index represents the average weighted cost paid for some of our raw materials namely, recycled fiber, virgin pulp and woodchips. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of a trend and it might be different than our actual purchasing costs and our purchase mix.

(6) Cascades recovered mixed paper & board sorted prices index represents an appro-ximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as indicator trends and it might be different than our actual purchasing costs and our purchase mix.

(7) Woodchip prices for Q1 2006 were not avaible at the time of publication.

Overview

In the first quarter of 2006, sales increased by $16 million, or 2% to $818 million compared with $802 million in the same quarter of 2005. Operating income increased by $11 million including specific items. Excluding these specific items which will be discussed in detail in each of the segments, operating income increased $11 million or 61%, at $29 million, compared to $18 million in 2005. Even with the 6.3% strengthening of the Canadian dollar against the U.S. dollar compared to the first quarter of

2005, and the strong increase in energy costs during the last twelve months, these results highlight the positive impact of the Company’s diversification of business lines, the improvement in Tissue papers and the lower prices of recycled fibre. The Company’s net earnings was $6 million or $0.07 per share compared with no net earnings or $0.00 per share for the same period in 2005.

Discontinued operations

During the fourth quarter of 2004, the Company initiated a divestiture plan to dispose of substantially all of the distribution activities of its Fine Papers and Tissue Paper segments, mainly distributors of third-party products. This decision resulted from the Company’s strategic plan, which concluded that future developments would be through its Packaging and Tissue manufacturing and converting activities. In addition, the Company announced in 2005, the permanent closure of its Thunder Bay, Ontario coated fine paper mill. The operations ceased on January 21, 2006.

Consequently, the assets, liabilities, results and cash flows of the distribution activities and the Thunder Bay mill for the current period and for other comparison periods have been classified as discontinued operations. For further financial information related to these assets, refer to note 2 of the interim consolidated financial statements.

Historical financial information

(In millions of Canadian dollars,	2004					2005					2006
unless other wise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1
Sales(1)
Packaging	536	577	590	571	2,274	603	645	609	580	2,437	606
Tissue Papers	168	184	188	174	714	178	176	185	179	718	167
Fine Papers	166	180	189	169	704	175	179	177	176	707	122
Discontinued operations	(140)	(150)	(157)	(149)	(596)	(154)	(138)	(137)	(125)	(554)	(77)
	730	791	810	765	3,096	802	862	834	810	3,308	818
Operating income (loss) before depreciation and amortization “OIBD”(2)
Packaging	45	51	54	28	178	51	42	22	(6)	109	47
Tissue Papers	18	19	21	18	76	21	28	27	25	101	29
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	(8)	(103)	(114)	(7)
Corporate activities	(3)	(2)	1	—	(4)	(4)	6	4	1	7	(2)
Discontinued operations	1	2	(2)	—	1	(3)	2	7	90	96	4
	58	69	76	45	248	63	77	52	7	199	71
OIBD excluding specific items(2)
Packaging	40	50	58	42	190	49	45	37	38	169	42
Tissue Papers	18	19	21	18	76	20	28	27	27	102	29
Fine Papers	(3)	(1)	2	(1)	(3)	(2)	(1)	—	(6)	(9)	(2)
Corporate activities	(3)	(2)	1	—	(4)	(4)	(1)	4	1	0	(2)
Discontinued operations	1	2	(2)	—	1	(2)	2	(1)	1	0	2
	53	68	80	59	260	61	73	67	61	262	69
Operating income (loss) from continuing operations	20	30	36	5	91	20	33	8	(34)	27	31
Excluding specific items(2)	15	29	40	19	103	18	29	23	20	90	29
Net earnings (loss)	(6)	(3)	27	5	23	—	4	3	(104)	(97)	6
Excluding specific items(2)	(5)	5	14	2	16	(1)	4	2	1	6	6
Net earnings (loss) per share (in dollars)
Basic	$(0.08)	$(0.03)	$0.33	$0.06	$0.28	$0.00	$0.05	$0.04	$(1.28)	$(1.19)	$0.07
Basic, excluding specific items(2)	$(0.07)	$0.07	$0.17	$0.03	$0.20	$(0.01)	$0.05	$0.02	$0.01	$0.07	$0.07
Cash flow from operations(2)	36	46	51	39	172	35	43	44	33	155	38
Excluding specific items	36	46	51	39	172	35	43	48	41	167	42
Cash flow from operations per share (in dollars)(2)
Basic	$0.44	$0.56	$0.62	$0.48	$2.11	$0.43	$0.53	$0.54	$0.41	$1.91	$0.47
Basic, excluding specific items	$0.44	$0.56	$0.62	$0.48	$2.11	$0.43	$0.53	$0.59	$0.51	$2.06	$0.52
Cascades North American US$ selling price index (index 2002 = 1,000)(3)	977	1,051	1,106	1,144	1,070	1,155	1,152	1,126	1,157	1,147	1,203
Cascades North American US$ raw materials index (index 2002 = 300)(4)	352	371	385	372	370	383	370	361	346	365	338
US$/CAN$	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82	$0.80	$0.83	$0.85	$0.83	$0.87
Natural Gas Henry Hub - US$/mmBtu	$5.69	$6.00	$5.79	$6.95	$6.11	$6.27	$6.73	$8.49	$12.97	$8.62	$8.98
Return on assets (%)(5)	7.6%	7.6%	8.2%	8.5%	8.5%	8.7%	8.9%	8.4%	8.5%	8.5%	8.7%

(1) Net of eliminations.

(2) See the supplemental information on non-GAAP measures.

(3) Cascades North American selling prices index represents an approximation of Cascades’ selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as an indicator of a trend as it might be different from our actual selling prices and our product mix.

(4) Cascades North American raw materials index represents the average weighted cost paid for some of our raw materials namely, recycled fiber, virgin pulp and woodchips. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of a trend and it might be different than our actual purchasing costs and our purchase mix.

(5) Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/Annual average total assets. For Q1 2006, it is defined as: LTM OIBD excluding specific items/2005 year-end total assets. It includes discontinued operations. See the supplemental information on non-GAAP measures.

Financial results for the quarter ended March 31, 2006 compared with the quarter ended March 31, 2005

Sales

Sales increased by $16 million, or 2%, to $818 million in 2006, versus $802 million for the same period in 2005. The acquisition of Standard Paper Box “SPB” in 2005 by the Containerboard segment accounted for $12 million in sales during the quarter. Because of the increase in input costs during the last twelve months, net average selling prices in U.S. dollar have been increased mainly in the Tissue segment. These price fluctuations have been affected by the 6.3% strengthening of the Canadian dollar versus the U.S. dollar, compared with 2005. The fluctuation of the Canadian dollar had a direct impact on export prices. Nevertheless, it has also contributed to downward prices in Canadian dollars, on the domestic market because several of the Company’s product lines are priced in U.S. dollars.

Excluding the Thunder Bay operations, shipments increased 7% compared with 2005, mainly in the Boxboard segment due to higher capacity utilization rate in North America and good demand from end-users in Europe.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $71 million for the period compared with $63 million for 2005. The margin of operating income before depreciation and amortization has increased at 8.7% for the period, compared with 7.9% in 2005. The 2006 and 2005 operating income before depreciation and amortization includes $2 million of specific items gain. Excluding these specific items, the Company was able to improve, with higher volume and prices, its operating income before depreciation and amortization at $69 million compared with $61 million in 2005. This was achieved in a difficult business environment: higher energy and transportation costs and the strengthening of the Canadian dollar which had an estimated $11 million negative impact for the first quarter.

The specific items included in operating income before depreciation and amortization are as follow:

(in millions of Canadian dollars)	Q1/2006	Q1/2005

Unusual gain - (Containerboard sector)	—	(3)
Unusual gain - (Tissue segment)	—	(1)
Closure and restructuring costs - (Containerboard sector)	1	—
Closure and restructuring costs - (Fine Papers segment)	5	—
Unrealized loss (gain) on commodity derivative financial instruments - (Containerboard sector)	(6)	1
Presented in discontinued operations	(2)	1
Specific items included in operating income before depreciation and amortization	(2)	(2)

The operating income before depreciation variance analysis is as follow:

OIBD variance analysis (in millions of dollars)	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the quarter ended March 31, 2005, excluding specific items	49	20	(2)	(4)	(2)	61
Positive (negative) impact from:
Sales volume	9	1	(2)	—	—	8
Selling price	2	11	1	—	—	14
Raw materials(1)	(3)	4	(1)	—	—	—
Energy	(4)	(3)	1	—	—	(6)
Variation of the Canadian dollar(2)	(7)	(2)	(2)	—	—	(11)
Variable costs(3)	(2)	(3)	1	—	—	(4)
Fixed costs and others(4)	3	—	2	2	—	7
Other sectors(5)	(6)	1	—	—	4	(1)
Business acquisitions	1	—	—	—	—	1
OIBD excluding specific items	42	29	(2)	(2)	2	69
Specific items	5	—	(5)	—	2	2

OIBD for the quarter ended March 31, 2006	47	29	(7)	(2)	4	71

(1) The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2) The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3) The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4) Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5) Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profit in inventory elimination and the reclassification of discontinued operations.

Segmented analysis

Packaging products

	(in millions of dollars)								Average		Average		Price
	Sales		OIBD		Shipments				selling price		selling price		reference
					(in thousands)				(in dollars		(in dollars US		(in dollars
									CA/unit)		and €/unit)		US/unit)
	2006	2005	2006	2005	2006			2005	2006	2005	2006	2005	2006	2005
Boxboard
Manufacturing - North America	63	57	1	—	93	st		78	681	726	589	592	745	715
Manufacturing - Europe	109	119	3	5	147	st		135	740	882	€533	€548	€778	€786
Converting	184	163	16	15	5,297	carton		4,762
Others and eliminations	(3)	(2)	(2)	—
	353	337	18	20
Containerboard(1)
Manufacturing	82	87	8	6	180	st		179	452	483	392	393	515	500
Converting	120	119	11	14	1,648	msf		1,630	73	73	63	60
Others and eliminations	(50)	(46)	—	2
	152	160	19	22
Specialty products	125	127	10	9	48	st	(2)	47
Eliminations	(11)	(10)	—	—
	619	614	47	51	468	st		439
Total excluding specific items
Boxboard			18	20
Containerboard(1)			14	20
Specialty products			10	9
Excluding specific items			42	49

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2) Consist of the paper manufacturing shipments only.

Sales of the Packaging products segment increased by $5 million, or 1%, amounting to $619 million for 2006, compared with $614 million in 2005. The additional contributions of SPB acquired in 2005 combined with volume increases in the boxboard segment have mitigated the impact of the Canadian dollar appreciation on general pricing.

Packaging segment operating income before depreciation and amortization stood at $47 million for the quarter compared with $51 million for the same period in 2006, representing a 8% decrease. Excluding specific items, the operating income before depreciation and amortization decreased by 14% to $42 million in the first quarter of 2006 from $49 million in 2005. The decrease of $7 million is mainly due to lower profitability of the containerboard segment due to lower selling prices of its primary mills due to a change of product mix following the closure of machine #1 at the Red Rock mill, higher raw materials production costs mainly in the converting sector, energy costs and by the strengthening of the Canadian dollar which impacted the results by approximately $7 million. Challenging market conditions also affected the performance of the Fjordcell kraft pulp mill and Scierie Lemay sawmill of the Boxboard segment.

OIBD variance analysis (in millions of dollars)	Boxboard	Containerboard	Specialty group	Packaging

OIBD for the quarter ended March 31, 2005, excluding specific items	20	20	9	49
Positive (negative) impact from:
Sales volume	12	(3)	—	9
Selling price	(3)	—	5	2
Raw materials1	(3)	—	—	(3)
Energy	(2)	(1)	(1)	(4)
Variation of the Canadian dollar(2)	(4)	(1)	(2)	(7)
Variable costs(3)	—	(1)	(1)	(2)
Fixed costs and others(4)	—	3	—	3
Other sectors(5)	(2)	(4)	—	(6)
Business acquisitions	—	1	—	1
OIBD excluding specific items	18	14	10	42
Specific items	—	5	—	5

OIBD for the quarter ended March 31, 2006	18	19	10	47

(1) The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2) The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3) The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4) Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5) Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profit in inventory elimination and the reclassification of discontinued operations.

Boxboard

Sales for the Boxboard Group amounted to $353 million for the quarter, compared with $337 million for the same period in 2005. Over the course of this period, shipments by primary mills increased 19% in North America and 9% in Europe, due to higher capacity utilization rate in North America and good demand from end-users in Europe.

In North America, average selling prices in US$ decreased slightly compared with the first quarter of 2005. In Europe, average selling prices in euros decreased by 2.7% as a result of production overcapacity, mainly on the recycled business, exerting strong pressure on prices.

Operating income before depreciation and amortization excluding specific items was impacted by higher raw materials production costs resulting, in part, from the purchase of external board by our converting operations and higher energy costs. The strengthening of the Canadian dollar and the difficult market conditions prevailing at the Fjordcell pulp mill and Scierie Lemay sawmill also affected the results. The Fjordcell mill has not yet reached the targeted profitability level because of, among other things, high woodchips costs. Management has put in place a strategy to reduce its purchasing costs and is closely monitoring its cost reduction program.

Containerboard

Sales for the Containerboard Group decreased by $8 million, amounting to $152 million for the quarter, compared with
$160 million for the same period in 2005. Shipments and average selling prices remained stable in the manufacturing sector over the period. Shipments of corrugated products increased slightly compared with 2005 following the acquisition of SPB. Operating income before depreciation and amortization excluding specific items decreased to $14 million from $20 million due to higher board purchase costs in the converting sector and by the strengthening of the Canadian dollar. In 2005, this group announced the permanent shutdown of one machine at its mill in Red Rock (Ontario) and an additional specific charge of $1 million was recorded in the first quarter of 2006. This joint venture also incurred a $6 million unrealized gain on derivative commodity instruments of certain commodity swap contracts.

Specialty Products

Sales for the Specialty Products Group decreased slightly at $125 million in 2006, compared with $127 million in 2005. Operating income before depreciation and amortization excluding specific items, increased by $1 million to $10 million from $9 million for the same period in 2005. The increased pricing and production efficiency contributed to better contribution of our uncoated board mill and of our paper mill packaging business.

Tissue Group

								Average		Average
								selling price		selling price		Tissue index
	(in millions of dollars)				Shipments			(in dollars		(in dollars		(in dollars
	Sales		OIBD		(in thousands)			CA/unit)		US/unit)		US/unit)
	2006	2005	2006	2005	2006		2005	2006	2005	2006	2005	2006	2005
Manufacturing & converting	169	167	29	19	104	st	99	1,595	1,585	1,382	1,292	1,377	1,287
Distribution	—	22	—	2
Eliminations	—	(9)	—	—
	169	180	29	21
Specific items	—	—	—	(1)
Total excluding specific items			29	20
Discontinued operations	—	(16)	—	(1)
Total excluding specific items and discontinued operations	169	164	29	19

Sales of the Tissue Group decreased 6%, amounting to $169 million for the period, compared with $180 million in 2005 following the sale of its distribution activities that occurred at the end of the first quarter of 2005. Average net realized prices in US$ were 7% higher in 2006, in comparison with the corresponding period in 2005, as a result of price increases implemented over the last twelve months. Shipments increased by 5% in 2006, particularly following the ramp-up of the Memphis plant.

Tissue Group operating income before depreciation and amortization excluding specific items stood at $29 million for 2006, compared with $20 million in 2005. This Group benefited from an increase in the average realized Canadian dollar price of jumbo rolls and converted products which was partially offset by higher energy costs. The strengthening of the Canadian dollar had a negative impact of approximately $2 million for the quarter. Operating income before depreciation and amortization was also negatively affected by approximately $1 million due to the continuing ramp-up of the converting units in Western Canada and United States. Operating income before depreciation and amortization for 2005 includes a $1 million gain related to the disposal of the distribution activities that occurred March 31, 2005. In March 2006, the Tissue Group closed and relocated its Toronto converting unit within its others converting plant. The provision for this closing was recorded in the fourth quarter of 2005 in the amount of $2 million.

OIBD variance analysis (in millions of dollars)	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the quarter ended March 31, 2005, excluding specific items	49	20	(2)	(4)	(2)	61
Positive (negative) impact from:
Sales volume	9	1	(2)	—	—	8
Selling price	2	11	1	—	—	14
Raw materials(1)	(3)	4	(1)	—	—	—
Energy	(4)	(3)	1	—	—	(6)
Variation of the Canadian dollar(2)	(7)	(2)	(2)	—	—	(11)
Variable costs(3)	(2)	(3)	1	—	—	(4)
Fixed costs and others(4)	3	—	2	2	—	7
Other sectors(5)	(6)	1	—	—	4	(1)
Business acquisitions	1	—	—	—	—	1
OIBD excluding specific items	42	29	(2)	(2)	2	69
Specific items	5	—	(5)	—	2	2

OIBD for the quarter ended March 31, 2006	47	29	(7)	(2)	4	71

(1) The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2) The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3) The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4) Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5) Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profit in inventory elimination and the reclassification of discontinued operations.

Fine Papers Group

	(in millions of dollars)							Average		Average		Price
	Sales		OIBD		Shipments			sellingprice		selling price		reference
					(in thousands)			(in dollars CA/unit)		(in dollars US/unit)		(in dollars US/unit)
	2006	2005	2006	2005	2006		2005	2006	2005	2006	2005	2006	2005
Manufacturing	55	81	(8)	(5)	50	st	68	1,117	1,142	967	931	765	733
Distribution	68	107	1	3
Eliminations	—	(10)	—	—
	123	178	(7)	(2)
Specific items	—	—	5	—
Total excluding specific items	123	178	(2)	(2)
Discontinued operations	(77)	(138)	2	(1)
Total excluding specific items and discontinued operations	46	40	—	(3)

In 2005, the Company announced the permanent shutdown of its Thunder Bay, Ontario mill and also decided to close some equipment at its St-Jérôme mill. Production at the Thunder Bay mill ceased January 21, 2006. This mill generated a negative operating income before depreciation and amortization of $11 million in 2005, $2 million in the first quarter of 2006 and $2 million in the first quarter of 2005. According to CICA Section 3475, “Disposal of long-lived assets and discontinued operations”, the financial results of the activities of the Thunder Bay mill and the distribution division are presented as discontinued operations with a restatement of the comparative figures.

Sales for the Fine Papers Group amounted to $123 million in 2006, compared with $178 million for 2005. This decreased is due to the disposition of its distribution activities as of February 28, 2006 and the permanent closing of its Thunder Bay paper mill at the end of January 2006. The pricing for these types of products increased recently due to better market conditions. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar and by the restructuring of our product offering. Fine Papers Group operating income before depreciation and amortization excluding specific items stood at a negative $7 million for the period, compared with a negative amount of $2 million for the same period in 2005. In 2006, an additional provision in the amount of $5 million was taken related to the restructuring and closure costs following the 2005 announcement of production curtailment at the St-Jérôme and Thunder Bay operations. Excluding these specifics items, operating income before depreciation and amortization excluding specific items stood at a negative $2 million for the period, compared with a negative amount of $2 million for the same period in 2005. However, excluding the discontinued operations, operating income before depreciation and amortization for the first quarter of 2006 amounted to zero compared with a negative contribution of $3 million.

The remaining uncoated paper mill of St-Jérôme will aim to realign its product mix, expand its speciality paper and high recycled content paper offering and improve its cost structure with the implementation of several restructuring measures which should show benefits in the second part of 2006.

OIBD variance analysis (in millions of dollars)	Packaging	Tissue Papers	Fine Papers	Corporate	Discontinued operations	Consolidated

OIBD for the quarter ended March 31, 2005, excluding specific items	49	20	(2)	(4)	(2)	61
Positive (negative) impact from:
Sales volume	9	1	(2)	—	—	8
Selling price	2	11	1	—	—	14
Raw materials(1)	(3)	4	(1)	—	—	—
Energy	(4)	(3)	1	—	—	(6)
Variation of the Canadian dollar(2)	(7)	(2)	(2)	—	—	(11)
Variable costs(3)	(2)	(3)	1	—	—	(4)
Fixed costs and others(4)	3	—	2	2	—	7
Other sectors(5)	(6)	1	—	—	4	(1)
Business acquisitions	1	—	—	—	—	1
OIBD excluding specific items	42	29	(2)	(2)	2	69
Specific items	5	—	(5)	—	2	2

OIBD for the quarter ended March 31, 2006	47	29	(7)	(2)	4	71

(1) The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2) The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3) The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4) Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5) Includes change in OIBD of operation units that are not in the manufacturing or converting sectors, profit in inventory elimination and the reclassification of discontinued operations.

Other items analysis

Depreciation and amortization

Depreciation and amortization decreased to $40 million in 2006, from $43 million for the corresponding period of 2005, primarily as a result of the impairment charges of property, plant and equipment recorded in 2005 in the amount of $67 million and by the translation in Canadian dollars of our US-based assets depreciation.

Interest expense

Interest expense increased to $21 million compared with $19 million in 2005. The debt level has increased during 2005 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s U.S.-denominated debts.

Foreign exchange gain on long-term debt

In 2006, the Company recorded no foreign exchange gain or loss on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.858 against the U.S. dollar as at December 31, 2005 to $0.857 as at March 31, 2006. This compares with a loss of $2 million in 2005. These gains or losses have no impact on the Company’s liquidities.

Provision for income taxes

The income tax provision for 2006 amounted to $4 million representing an effective tax rate of 37%. Excluding the impact of specific items, the tax rate would have been approximately 32%.

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably in Germany and in the United States.

Share of results of significantly influenced company

The share of results of significantly influenced company is mainly attributable to our 43% participation in Boralex inc., a Canadian producer of green and renewable energy. Boralex’s results improved in 2005 and 2006 due to better electricity prices in the U.S., to renewable energy certificates that gives Boralex a premium on the base price of electricity in some of its markets and to U.S. non-refundable tax credits for renewable energy producers.

Net earnings (loss)

As a result of the foregoing factors, the Company posted net earnings of $6 million, or $0.07 per share for 2006, versus no net earnings, or $0.00 per share, for 2005.

The net earnings excluding these specific items increased to $6 million or $0.07 per share compared to a loss $1 million, or $(0.01) per share in 2005.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $5 million in the first quarter of 2006, as compared to a cash outflow of $52 million in 2005. During the first three months of 2006, changes in non-cash working capital components amounted to a use of funds of $33 million compared to a use of funds of $87 million in 2005. This use of cash is mainly attributable to the payment of interest on the Company US-denominated debt which occurs in February and to an increase in inventories of finished products mainly in the Tissue Papers segment. Accounts receivable have also increased due to the higher level of sales in 2006 in the Boxboard Group. During the quarter, $20 million was paid on the restructuring and closure costs provisions taken in 2005 which is included in the liquidity variation of the discontinued operations.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $38 million in 2006, or $0.47 per share compared with $35 million or $0.43 per share for the same period in 2005. An amount of $4 million ($0.05 per share) related to the closing and restructuring charges has reduced cash flow from operating activities of the first quarter. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

During the first quarter of 2006, investment activities required total cash resources of $17 million to capital expenditure projects. No major projects were undertaken and investments were kept to a minimum.

Financing activities

During the first quarter of 2006, the Company repaid $31 million on its revolving facilities following the sale of its Fine papers distribution activities. It also redeemed 21,200 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $0.3 million.

Taking into account these transactions and the $3 million in dividends paid out during the first quarter, financing activities required $46 million in liquidity.

Liquidity from discontinued operations

On February 28, 2006, the Company sold the distribution activities of its Fine Papers segment for a total net consideration of $87 million. Of the total selling price, $77 million was received at closing and the balance will be received at the final closing of the transaction which is expected to take place during the second quarter of 2006. The cash flow from operations and working capital requirements of the distribution activities and the Thunder Bay mill required $20 million in liquidity

Subsequent event

On April 21, 2006, the Company announced the acquisition of the assets of Caraustar Industries’ coated recycled boxboard mill located in Sprague, Connecticut for a total purchase price of US$ 14.5 million. Closure of this transaction is subject to the approval of the environment authorities of the State of Connecticut.

On April 25, 2006 the Company announced that it has acquired certain assets from the paperboard division of Simkins Industries «Simkins» located in Ridgefield, New Jersey and in New Haven, Connecticut, for $US 12.5 million. The board mill located in Ridgefield, New Jersey will be closed within a short period of time while the mill in New Haven will continue to operate during a transition period, the duration of which has yet to be finalized. Concurrently with the purchase of these assets, the Company and Simkins entered into a Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants.

These transactions represent a further step towards our stated goal of improving the performance of our Boxboard Group. As was the case with previous transactions realized by this group, this acquisition will allow the Company to increase productivity at all its board mills while improving profitability thru an improved product and customer mix. Moreover the acquisition of the Sprague mill will enable this group to move its board manufacturing closer to its customer base while increasing its presence in the United States thereby further reducing its exposure to fluctuations in the exchange rate. The acquisition of the Simkins assets should over time, lead towards better overall efficiencies and operating rates for our mills.

Consolidated financial position as at March 31, 2006

The Company has the following financial position and ratios:

	March 31,	December 31,
Balance sheet data (in millions of Canadian $ )	2006	2005
Working capital(1)	570	594
% of sales(1)	17.1%	15.4%
Bank loan and advances	34	44
Current portion of long-term debt	8	8
Long-term debt	1,257	1,289
Total debt	1,299	1,341
Shareholders’ equity	906	897
Total equity and debt	2,205	2,238
Ratio debt/total equity and debt	58.9%	59.9%
Shareholders’ equity per share	$11.21	$11.10

(1) Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $41 million as at March 31, 2006 and $55 million as at December 31, 2005. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

Long-term debt, including the current portion, decreased following the sale of its Fine papers distribution activities at the end of February 2006. The Company had $306 million (net of letter of credit in the amount of $8 million) available under its $550 million revolving credit facility at the end of the quarter. On March 15, 2006, Norampac, a joint-venture Company refinanced, prior to maturity, its revolving credit facility for a five-year term. The new credit facility borrowing capacity is $325 million with an accordion feature of $25 million which allows Norampac the possibility to end-up at the original credit facility capacity of $350 million. The availability on this revolving credit facility at the end of March 31, 2006 was $198 million.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $110 million for 2006 including the share of its joint ventures.

Capital stock information

As at March 31, 2006, the capital stock issued and outstanding consisted of 80,799,117 common shares (80,818,540 as at December 31, 2005). As at March 31, 2006, 2,106,607 stock options were issued and outstanding (2,115,167 as at December 31, 2005). As at May 3,

2006, 80,794,417 common shares and 2,080,526 stock options were issued and outstanding.

For the 3-month periods ended March 31,

	2006	2005
Common shares - Toronto Stock Exchange
High	$11.99	$13.95
Low	$9.66	$12.25
Volume	5,555,000	6,385,000

Outlook

Overall, we expect that the seasonal pick up in activity in most of our business segments will positively impact demand in the second quarter. However, as general business conditions are expected to continue to be challenging given the volatility of the Canadian dollar, energy costs, rising interest rates and increased foreign competition, we will continue to focus on managing controllable costs, emphasizing on our limited number of non-performing assets and integrating the operations of others we recently acquired.

The Boxboard Group continues to be confronted with challenging market conditions, especially in recycled grades for both the European and North-American markets. In this context, the Group will continue to closely monitor its non-performing assets. Going forward, in North America, the Group is expected to benefit from the recent purchase of the Sprague (Connecticut) recycled boxboard mill from Caraustar, as well as the acquisition of certain assets of a direct competitor. Linked to these transactions, the Group plans to move quickly on integrating the newly acquired mill and on optimizing its production across its North American mills in order to increase synergies.

The Containerboard Group (Norampac) intends to continue to focus on maintaining the right balance between production and inventory levels, as well as to carry out its cost reduction initiatives. Better industry operating rates and stronger seasonal demand are expected to support the latest US$50/ton containerboard price increase achieved in April. However, the impact of this price increase on Norampac’s results should only be felt in the third quarter depending on the success of the pass through on corrugated boxes. In fact, in the second quarter, the Group expects to fully benefit from the previous price increases and related pass through. Norampac also plans to have a 14-day maintenance shutdown in June at its Red Rock (Ontario) linerboard mill. On the cost side, the sector should experience relatively stable or slightly upward OCC prices (old corrugated containers).

The Speciality Products Group should, as a net seller of open market de-inked pulp, continue to benefit from relatively stable short-term trend for waste papers, partly offset by higher energy and freight expenses. The Group also stands to benefit from recently announced price increases in some of its sub-segments. Furthermore, in partnership with Metro Waste, the Group intends to expand and optimize its strategic activities of waste paper recovery and processing. Finally, the Group remains actively engaged in product development activities which may lead to the introduction of new packaging solutions over the next few quarters.

Overall, fundamental demand for tissue remains healthy and the Tissue Group anticipates that market conditions will continue to be favourable. In fact, the Group’s operations are anticipated to benefit from a stable to upward selling pricing environment. On the cost side, the Group acknowledges upward pricing pressures for virgin pulp and sorted office papers, the main type of recycled papers used within this Group. Nevertheless, the Group considers that current inventory level as well as contractual agreements should temper these higher anticipated costs for recovered paper. Also, the Tissue Group could be negatively impacted by an increase in natural gas prices which however will be mitigated by the Company’s hedging positions.

Following the closure of the Thunder Bay coated fine papers mill in January 2006 and the closing of the sale of its paper merchant network, the focus of the Fine papers Group is on the main remaining asset, the St-Jérôme uncoated paper mill. Concerning the latter, the Group expects that the closure of one machine in March and the current implementation of several restructuring measures should show benefits in the second part of 2006. In addition, recent capacity closures in North America, better demand and recent market price increases for different grades of uncoated paper should help this unit. Over the long term, this mill will aim to realign its product mix, expand its speciality paper and high-recycled content paper offering and improve its cost structure.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1/2006	Q1/2005

Net earnings	6	—
Net loss from discountinued operations	3	—
Share of results of significantly influenced companies	(3)	(1)
Provision for (recovery of) income taxes	4	(1)
Foreign exchange loss on long-term debt	—	2
Unrealized loss on financial derivative instruments	—	1
Interest expense	21	19

Operating income	31	20
Specific items :
Unusual gain	—	(3)
Closure and restructuring costs	4	—
Unrealized loss (gain) on commodity derivative financial instruments	(6)	1
	(2)	(2)
Operating income excluding specific items	29	18
Depreciation and amortization	40	43
Operating income before depreciation and amortization excluding specific items	69	61

The following table reconciles net earnings and net earnings per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)		Net earnings (loss) per share(1)
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of dollars, except amounts per share)	2006	2005	2006	2005
As per GAAP	6	—	$0.07	$—
Specific items:
Unusual gains	—	(3)	$—	$(0.03)
Closure and restructuring costs	4	—	$0.03	$—
Unrealized loss (gain) on commodity derivative financial instruments	(6)	1	$(0.05)	$0.01
Unrealized loss on financial derivative instruments	—	1	$—	$—
Foreign exchange loss on long-term debt	—	2	$—	$0.02
Included in discountinued operations	2	(1)	$0.02	$(0.01)
Tax effect on specific items	—	(1)
	—	(1)	$—	$(0.01)
Excluding specific items	6	(1)	$0.07	$(0.01)

(1) Specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by (used for) operating activities to operating income and operating income before depreciation and amortization:

(in millions of dollars)	Q1/2006	Q1/2005

Cash flow provided by (used for) operating activities	5	(52)
Changes in non-cash working capital components	33	87
Depreciation and amortization	(40)	(43)
Current income taxes	8	9
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	21	19
Unusual gains	—	3
Unrealized loss (gain) on derivative financial commodity instruments	6	(1)
Other non-cash adjustments	(2)	(2)
Operating income from continuing operations	31	20
Depreciation and amortization	40	43
Operating income before depreciation and amortization	71	63

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations		Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q1/2006	Q1/2005	Q1/2006	Q1/2005

Cash flow provided by (used for) operating activities	5	(52)
Changes in non-cash working capital components	33	87
Cash flow from operations	38	35	$0.47	$0.43
Specific items:
Closure and restructuring costs	4	—	$0.05	—

Excluding specific items	42	35	$0.52	$0.43

Additional information

Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com.

Consolidated Balance Sheets

(in millions of Canadian dollars)

		As at March 31,	As at December 31,
	Note	2006	2005
		(unaudited)
Assets

Current assets
Cash and cash equivalents		41	43
Accounts receivable		516	545
Inventories		488	537
		1,045	1,125
Property, plant and equipment		1,531	1,562
Other assets	6	234	233
Goodwill		126	126
		2,936	3,046

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		34	44
Accounts payable and accrued liabilities		475	543
Current portion of long-term debt	7	8	8
		517	595
Long-term debt	7	1,257	1,289
Other liabilities	8	256	265
		2,030	2,149
Shareholders’ equity
Capital stock	11	266	264
Retained earnings		672	669
Cumulative translation adjustments		(32)	(36)
		906	897
		2,936	3,046

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

(unaudited)

For the 3-month periods ended March 31,	Note	2006	2005
			(note 2)
Sales		818	802
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	10	673	661
Depreciation and amortization		40	43
Selling and administrative expenses		75	80
Closure and restructuring costs	3	4	—
Loss (gain) on commodity derivative financial instruments	4	(5)	1
Unusual gain		—	(3)
		787	782
Operating income from continuing operations		31	20

Interest expense	10	21	19
Unrealized loss on derivative financial instruments		—	1
Foreign exchange loss on long-term debt		—	2
		10	(2)
Provision for (recovery of) income taxes		4	(1)
Share of results of significantly influenced companies		(3)	(1)
Net earnings from continuing operations		9	—
Net loss from discountinued operations	2	(3)	—
Net earnings for the period		6	—

Basic net earnings from continuing operations per common share		$0.11	$0.00
Basic and diluted net earnings per common share		$0.07	$0.00
Weighted average number of common shares outstanding		80,809,309	81,350,647

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2006	2005
Balance - beginning of period	669	783
Net earnings for the period	6	—
Dividends on common shares	(3)	(3)
Balance - end of period	672	780

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	Note	2006	2005
			(note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		9	—
Adjustments for:
Depreciation and amortization		40	43
Unusual gain		—	(3)
Unrealized loss (gain) on commodity derivative financial instruments	4	(6)	1
Unrealized loss on derivative financial instruments		—	1
Foreign exchange loss on long-term debt		—	2
Future income taxes		(4)	(10)
Share of results of significantly influenced companies		(3)	(1)
Others		2	2
		38	35
Change in non-cash working capital components		(33)	(87)
		5	(52)
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(17)	(25)
Proceed from disposal of property, plant and equipment		—	4
Purchase of other assets		—	(1)
Business acquisitions, net of cash acquired		—	(8)
		(17)	(30)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		(10)	1
Change in revolving credit facilities		(31)	76
Increase in other long-term debt		1	1
Payments of other long-term debt		(4)	(2)
Net proceeds from issuance of shares and other		1	—
Redemption of common shares	11	—	(1)
Dividends on common shares		(3)	(3)
		(46)	72
Change in cash and cash equivalents during the period from continuing operations		(58)	(10)
Change in cash and cash equivalents from discountinued operations, including proceeds on disposal	2	57	2

Change in cash and cash equivalent during the period		(1)	(8)
Translation adjustments on cash and cash equivalents		(1)	1
Cash and cash equivalents - Beginning of period		43	30

Cash and cash equivalents - End of period		41	23

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Note 1 - Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies.

Note 2 - Discountinued operations

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. In addition, as announced in 2005, the Company ceased its operations at its Fine papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as discountinued operations. The comparative financial information of 2005 has been restated to reflect this change. As further described in note 5, the Company sold the distribution activities of its Fine papers papers segment. Financial information relating to these discountinued operations is as follows:

	March 31,	December 31,
	2006	2005
Condensed balance sheet
Current assets	13	158
Long-term assets	—	34
Current liabilities	27	44

	For the 3-month periods ended March 31,
	2006	2005
Condensed statement of earnings
Sales	77	154
Operating income (loss) (1)	(4)	2
Interest expense	1	2
Recovery of income taxes	(2)	—
Net loss from discountinued operations	(3)	—
Net loss per share from discountinued operations	$(0.04)	$0.00

Condensed statement of cash flows
Cash flows from operating activities	(20)	(11)
Cash flows from investing activities	77	14
Cash flows from financing activities	—	(1)

(1) Includes an additional provision for restructuring and closure costs in the amount of $2 million for the first quarter of 2006.

Note 3 - Closure and restructuring costs

In 2005, the Company and a joint-venture company announced the permanent shutdown of certains operating units and production equipment. Following the closures announced in 2005, the Company and a joint-venture company recorded, in 2006, additional restructuring and closure costs related to the fine papers and containerboard segments, respectively in the amount of $5 million ($2 million of which is included in discountinued operations) and $1 million (representing the Company’s shares).

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods ended March 31,
	2006	2005
Balance at beginning of period	55	—
Additionnal provision
Severance and pension liability	6	—
Payments	(20)	—
Balance at end of period	41	—

Note 4 - Loss (gain) on commodity derivative financial instruments

	For the 3-month periods ended March 31,
	2006	2005
Realized loss on commodity derivatives financial instruments	1	—
Unrealized loss (gain) on commodity derivative financial instruments	(6)	1
	(5)	1

Note 5 - Business disposal

On February 28, 2006, the Company sold the distribution activities of its Fine papers segment for a total estimated consideration of $87 million. Of the total selling price, $77 million was received at this date and the balance will be received at the final closing date which is expected to take place during the second quarter of 2006. These assets were recorded at their net estimated realizable value at the end of 2005 and no further adjustment was required in the first quarter of 2006 based on the estimated considerations above.

Assets and liabilities at the time of disposal where as follows:

Business segment	Fine papers
Accounts receivable	56
Inventories	49
Property, plant and equipment	5
110
Accounts payable and accrued liabilities	(23)
87
Balance of sale price, classified in accounts receivable	(10)
Total consideration received	77

Note 6 - Other assets

	March 31,	December 31,
	2006	2005
Investments in significantly influenced companies	92	90
Other investments	9	8
Deferred charges	35	36
Employee future benefits	45	46
Fair value of derivative financial instruments	1	—
Customer relationship and client lists	37	38
Other finite-life intangible assets	15	15
	234	233

Note 7 - Long-term debt

	March 31,	December 31,
	2006	2005
7.25% unsecured senior notes	788	787
Revolving and term credit facility	236	267
Other debt from subsidiaries	27	30
Other debt from joint ventures	214	213
	1,265	1,297
Current portion	8	8
	1,257	1,289

Note 8 - Other liabilities

	March 31,	December 31,
	2006	2005
Employee future benefits	87	85
Future income taxes	154	160
Unrealized gain on derivative financial instruments	1	6
Legal settlement	10	10
Other	4	4
	256	265

Note 9 - Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	March 31,	December 31,
	2006	2005
Consolidated balance sheets
Current assets	219	224
Long-term assets	486	486
Current liabilities	103	101
Long-term debt, net of current portion	214	212
Cash and cash equivalents	8	18
Total assets	704	710
Total debt	223	222

	For the 3-month periods ended March 31,
	2006	2005
Consolidated statements of earnings
Sales	183	183
Depreciation and amortization	8	9
Operating income	12	19
Interest expense	4	3
Net earnings	9	10
Consolidated statements of cash flows
Operating activities	(3)	(1)
Investing activities	(6)	1
Financing activities	(1)	—
Additionnal information
Dividends received by the Company from joint ventures	15	15

Note 10 - Additional information

	For the 3-month periods ended March 31,
	2006	2005
(a) Cost of sales
Foreign exchange gain	—	1

(b) Employee future benefits expenses
Defined benefit pension plans	3	3
Other employee future benefit plans	2	2
Defined contribution pension plans	1	1

(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	42
Amortization of other assets	1	1
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	33	33
Income taxes paid (received)	(6)	7

Note 11 - Capital stock

As at March 31, 2006, the capital stock issued and outstanding consisted of 80,799,117 common shares (80,818,540 as at December 31, 2005). As at March 31, 2006, 2,106,607 stock options were issued and outstanding (2,115,167 as at December 31, 2005).

In 2006, in the normal course of business, the Company renewed its redemption program of a maximum of 4,040,417 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 13, 2006 to March 12, 2007. As of March 31, 2006, the Company redeemed 21,200 common shares under his redemption program for a consideration of approximately $0.3 million.

Note 12 - Subsequent events

On April 21, 2006, the Company’s packaging segment announced the acquisition of the assets of Caraustar Industries’s coated recycled boxboard mill located in Sprague, Connecticut for a total purchase price of US$ 14.5 million. Closure of this transaction is subject to the approval of the environment authorities of the State of Connecticut.

On April 25, 2006 the Company’s packaging segment, announced that it has acquired certain assets from the paperboard division of Simkins Industries « Simkins » located in Ridgefield, New Jersey and in New Haven, Connecticut, for US$ 12.5 million. The board mill located in Ridgefield, New Jersey will be closed within a short period of time while the mill in New Haven will continue to operate during a transition period, the duration of which has yet to be finalized. Concurrently with the purchase of these assets, the Company and Simkins entered into a multi-year Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants.

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	172	176
Converting	184	163
Eliminations and others	(3)	(2)
	353	337
Containerboard(1)
Manufacturing	82	87
Converting	120	119
Eliminations and others	(50)	(46)
	152	160
Specialty products	125	127
Eliminations	(11)	(10)
	619	614
Tissue papers
Manufacturing and Converting	169	167
Distribution	—	22
Eliminations	—	(9)
	169	180
Fine papers
Manufacturing	55	81
Distribution	68	107
Eliminations	—	(10)
	123	178
Eliminations	(16)	(16)
Discountinued operations	(77)	(154)
Consolidated total	818	802

(1)              The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)
Operating income (loss) before depreciation and amortization and operating income
Packaging products
Boxboard
Manufacturing	4	5
Converting	16	15
Others	(2)	—
	18	20
Containerboard(1)
Manufacturing	8	6
Converting	11	14
Others	—	2
	19	22

Specialty products	10	9
	47	51
Tissue papers
Manufacturing and Converting	29	19
Distribution	—	2
	29	21
Fine papers
Manufacturing	(8)	(5)
Distribution	1	3
	(7)	(2)
Corporate	(2)	(4)
Discountinued operations	4	(3)
Operating income before depreciation and amortization	71	63

Depreciation and amortization
Boxboard	(17)	(19)
Containerboard(1)	(10)	(10)
Specialty products	(4)	(5)
Tissue papers	(9)	(9)
Fine papers	(2)	(3)
Corporate and eliminations	2	2
Discountinued operations	—	1
	(40)	(43)
Operating income	31	20

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	1	2
Converting	5	4
Others	—	1
	6	7
Containerboard(1)
Manufacturing	2	1
Converting	3	3
Others	—	—
	5	4
Specialty products	2	3
	13	14
Tissue papers
Manufacturing and Converting	2	7
Distribution	—	—
	2	7
Fine papers
Manufacturing	1	4
Distribution	—	—
	1	4
Corporate	1	—
Discountinued operations	—	—
Consolidated total	17	25

(1)              The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depre-ciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements.

In addition, our definition of operating income before depre-ciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)
Net earnings for the period	6	—
Net loss from discountinued operations	3	—
Share of results of significantly influenced companies	(3)	(1)
Provision for (recovery of) income taxes	4	(1)
Foreign exchange loss on long-term debt	—	2
Unrealized loss on derivative financial instruments	—	1
Interest expense	21	19
Operating income	31	20
Depreciation and amortization	40	43
Operating income before depreciation and amortization	71	63

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